© 2019 Tonix Pharmaceuticals Holding Corp. 1 July 2019 Investor Presentation Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-232195

Cautionary Note on Forward-Looking Statements

2

Certain statements in this presentation regarding strategic plans, expectations and objectives for future operations or results are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of forward-looking words such as "anticipate," "believe," "forecast," "estimate" and "intend," among others. These forward-looking statements are based on Tonix's current expectations and actual results could differ materially. There are a number of factors that could cause actual events to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, substantial competition; our need for additional financing; uncertainties of patent protection and litigation; uncertainties of government or third party payor reimbursement; limited research and development efforts and dependence upon third parties; and risks related to failure to obtain U.S. Food and Drug Administration clearances or approvals and noncompliance with its regulations. As with any pharmaceutical under development, there are significant risks in the development, regulatory approval and commercialization of new products. The forward-looking statements in this presentation are made as of the date of this presentation, even if subsequently made available by Tonix on its website or otherwise. Tonix does not undertake an obligation to update or revise any forward-looking statement, except as required by law. Investors should read the risk factors set forth in the Annual Report on Form 10-K for the year ended December 31, 2018, as filed with the Securities and Exchange Commission (the "SEC") on March 18, 2019, and periodic reports and current reports filed with the SEC on or after the date thereof, as well as the Registration Statement on Form S-1, as filed with the SEC on July 1, 2019. All of Tonix's forward-looking statements are expressly qualified by all such risk factors and other cautionary statements.

© 2019 Tonix Pharmaceuticals Holding Corp.

© 2019 Tonix Pharmaceuticals Holding Corp. 3 Free Writing Prospectus Statement This presentation highlights basic information about us and the offering to which this communication relates. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. We have filed a registration statement (including a prospectus, which currently is in preliminary form) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this presentation relates. The registration has not yet become effective. Before you invest, you should read the preliminary registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and this offering. You may access these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The preliminary prospectus, dated July 1, 2019, is available on the SEC Web site at https://www.sec.gov/edgar/searchedgar/companysearch.html. Alternatively, we or any underwriter participating in the offering will arrange to send you the preliminary prospectus and, when available, the final prospectus and/or any supplements thereto if you contact Aegis Capital Corp., 810 Seventh Avenue, 18 th Floor, New York, NY 10019. This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. The offering will only be made by means of a prospectus pursuant to a registration statement that is filed with the SEC after such registration statement becomes effective.

© 2019 Tonix Pharmaceuticals Holding Corp. 4 Offering Summary Issuer: Tonix Pharmaceuticals Holding Corp. Ticker / Exchange: TNXP / Nasdaq Global Market Offering Size: Approximately $10,400,000 (excluding 15% Over-Allotment) Securities Issued: Common Stock Use of Proceeds: • Fund Phase 3 development for lead product candidate, TNX- 102 SL • Advance the development of a recently in-licensed product candidate, TNX-1300 • Working capital and other general corporate purposes Sole Book-Runner: Aegis Capital Corp.

© 2019 Tonix Pharmaceuticals Holding Corp. 5 TonixPharmaceuticals Who we are: • A clinical stage biopharmaceutical company dedicated to developing innovative treatments for patients and making meaningful contributions to society • Focusing on small molecules and biologics to treat psychiatric, pain and addiction conditions as well as potential medical counter-measures to improve biodefense What we do: • Target therapeutic areas with high need for improvement - Conditions with no, or inadequate treatments - Significant patient segments not well served by existing therapies • Develop innovative treatment options - Scientifically unique and innovative - Supported by strong scientific rationale - Supported by preliminary clinical evidence and published literature - Utilize proven regulatory pathway and established clinical endpoint - Built on a foundation of proprietary intellectual property

© 2019 Tonix Pharmaceuticals Holding Corp. 6 CNS Candidates in Development Psychiatry, Pain and Addiction Preclinical Phase 2 NDA 1 /BLA 2 Market Pipeline Product Indication Phase 3 TNX-102 SL 3 Bedtime Treatment for PTSD –Tonmya ®4 Daytime Treatment for PTSD TNX-601 TNX-1300 5 Cocaine intoxication / overdose Cyclobenzaprine HCl sublingual tablets Protectic ® formulation technology Tianeptine oxalate oral formulation Cocaine esterase (recombinant from bacteria) i.v.formulation Phase 1 1 NDA-New Drug Application; 2 BLA –Biologic Licensing Application; 3 TNX-102 SL (cyclobenzaprine HCl sublingual tablets) is an investigational new drug and has not been approved for any indication; 4 Tonmya has been conditionally accepted by the U.S. FDA as the proposed trade name for TNX-102 SL for the treatment of PTSD. 5 TNX-1300 (T172R/G173Q double-mutant cocaine esterase 200 mg, i.v.solution) is an investigational new biologic and has not been approved for any indication Bedtime Treatment for Fibromyalgia TNX-102 SL and TNX-601 owned outright with no royalties due Bedtime Treatment for Agitation in Alzheimer’s Treatment of Neurocognitive Dysfunction from Corticosteroids

Biodefense Candidates in Development

Biodefense programs owned outright with no royalties due

7



Pipeline Product
Indication
Preclinical
Phase 1
Phase 2
Phase 3
NDA¹/BLA²
Market
TNX-801
Live horsepox virus (HPXV) vaccine from cell culture percutaneous (scarification) formulation
Smallpox-preventing vaccine
TNX-701
Radioprotection drug oral capsules
Protection from radiation injury

[1]NDA- New Drug Application; [2]BLA –Biologic Licensing Application

© 2019 Tonix Pharmaceuticals Holding Corp.

© 2019 Tonix Pharmaceuticals Holding Corp. 8 Management Team Seth Lederman, MD President & CEO Jessica Morris Chief Operating Officer Gregory Sullivan, MD Chief Medical Officer Bradley Saenger, CPA Chief Financial Officer

TNX-102 SL Intellectual Property – U.S. Protection expected until 2034

9

Composition of matter (eutectic): **Protection expected to 2034/2035**	•United States Patent and Trademark Office (USPTO) issued U.S. Patent No. 9636408 in May 2017, U.S. Patent No. 9956188 in May 2018, and U.S. Patent No. 10117936 in Nov 2018 •China National Intellectual Property Administration issued Chinese Patent No. ZL 201480024011.1 in April 2019 •Indonesian Patent Office issued Indonesian Patent No. IDP000055516 in January 2019 •Saudi Arabian Patent Office issued Saudi Patent No. 6088 in September 2018 •Japanese Patent Office (JPO) issued Japanese Patent No. 6310542 in March 2018 •New Zealand Intellectual Property Office (NZIPO) issued New Zealand Patent No. 631152 in August 2017 •35 patent applications pending (5 being allowed in U.S, Australia, Europe, Taiwan, South Africa)
Composition of matter (sublingual): **Protection expected to 2033**	• NZIPO issued New Zealand Patent No. 631144 in March 2017 and Patent No. 726488 in January 2019 • Taiwanese Intellectual Property Office issued Taiwanese Patent No. I590820 in July 2017 and Patent No. I642429 in December 2018 • Australian Patent Office issued Australian Patent No. 2013274003 in October 2018 • JPO issued Japanese Patent No. 6259452 in Dec 2017 • 21 patent applications pending
Method of use (PTSD) for cyclobenzaprine: **Protection expected to 2030**	• Hong Kong Patent Office issued Hong Kong Patent No. HK1176235 in September 2018 • USPTO issued U.S. Patent 9918948 in March 2018 • European Patent Office issued European Patent No. 2501234B1 in Sept 2017 (validated in 37 countries). Opposition filed in June 2018 • 1 patent application pending

© 2019 Tonix Pharmaceuticals Holding Corp.

© 2019 Tonix Pharmaceuticals Holding Corp. 10 Prevalence of PTSD Among Civilians and Veterans 1 Goldstein et al., 2016 (adjusted for 2019); 2 Norris, PTSD Res Quar. 2013; 3 Analysis of VA Health Care Utilization among Operation Enduring Freedom, Operation Iraqi Freedom, and Operation New Dawn Veterans, from 1st QtrFY 2002 through 2nd QtrFY 2015, Washington, DC; Among 1.9M separated OEF/OIF/OND veterans, 1.2M have obtained VA healthcare; 685k evaluated by VA with possible mental disorder, and 379k diagnosed with PTSD. >19% Iraq/Afghanistan 3 4.7% Adultpopulation 1 19-31% Vietnam veterans 2 12 million American adults annually 1 Womenmore likely to develop than men 1

© 2019 Tonix Pharmaceuticals Holding Corp. 11 Unmet Need for Effective and Safe Therapies for Treatment of PTSD No FDA-approved products for PTSD since Pfizer’s Zoloft ® (sertraline) and GSK’s Paxil ® (paroxetine) circa 2000 • Neither has shown efficacy in military-related PTSD • Male PTSD patients often unresponsive or intolerant of current treatments • Side effects relating to sexual dysfunction, sleep disruption and weight gain are commonly reported PTSD is signature wound of last 25 years of war • Affects servicemember health and performance, force readiness, retention • Believed to be the underlying cause of suicide in many cases

© 2019 Tonix Pharmaceuticals Holding Corp. 12 Tonmya: a Potential Bedtime Treatment for PTSD First investigational new drug to show treatment effect in military-related PTSD in two potential pivotal efficacy studies • Phase 2 study (P201/AtEase) showed Tonmya5.6 mg had a signal of treatment effect at Week 12 as measured by CAPS-5 1 • Phase 3 study (P301/HONOR) provided evidence of effectiveness as early as 4 weeks after treatment but diminished over time due to high placebo response - Retrospective analysis showed persistent effectiveness at Week 12 in subgroup with Time Since Trauma =9 years from screening • Both studies can be used potentially as supportive evidence of efficacy and safety for TonmyaNDA submission • No serious or unexpected adverse events related to Tonmyawere reported FDA feedback and acceptance of new Phase 3 study (P302/RECOVERY) received in November 2018 2 1 CAPS-5 = Clinician-Administered PTSD Scale for DSM-5 2 FDA Meeting Minutes, November 26, 2018

Potential Therapeutic Advantages of Tonmya

13

Tonmya is believed to treat PTSD by improving sleep *quality*

- The brain naturally processes memories during sleep
- PTSD sufferers' emotionally charged memories disturb sleep and disrupt the natural processing of memories during sleep
- Tonmya is believed to normalize memory processing and facilitate extinction consolidation (breaking the link between "triggers" and PTSD symptoms)

Tonmya is *NEITHER* a benzodiazepine nor a narcotic

- The active ingredient of Tonmya, cyclobenzaprine, does **NOT** interact with the same receptors as traditional hypnotic sleep drugs associated with retrograde amnesia; is **NOT** an opiate

Tonmya is non-addictive

- Cyclobenzaprine is the active ingredient of an orally ingested immediate release tablet (Flexeril®), approved 40 years ago
- Flexeril's current labeling indicates no abuse and dependence concern at higher doses than Tonmya (15-30 mg/day v. 5.6 mg/day); NDA can be filed without drug abuse and dependency assessment studies

Once-daily sublingual dose taken at bedtime enhances patient adherence

© 2019 Tonix Pharmaceuticals Holding Corp.

© 2019 Tonix Pharmaceuticals Holding Corp. 14 TonmyaPhase 2 Dose-Effect in Military-Related PTSD 1 1 CompletedPhase 2 P201/AtEase study: Retrospective analysis of Tonmya 5.6 mg on CAPS-5 =33 (high-moderate) subgroup. Primary analysis of P201/AtEase, based on Tonmya 2.8 mg in participants with entry CAPS-5 =29(moderate PTSD severity), was not statistically significant. 2 CAPS-5 = Clinician administered PTSD Scale for DSM-5 7.2 points **p<0.01, * p<0.025, Tonmya5.6 mg group with placebo, MMRM with multiple imputation (MI); *p=0.018, Tonmya2.8 mg group with placebo, MMRM with MI PTSD Symptoms (CAPS-5 2 Score) Remission = Loss of Diagnosis and CAPS-5 < 11 Asterisk and hashmark represent pairwise comparisons between Tonmyaand Placebo; # p=0.08, Odds Ratio 3.01 (0.89, 10.18) *p=0.02, Odds Ratio 4.60 (1.27, 16.66); logistic regression 5.20% 14.30% 21.10% 0% 5% 10% 15% 20% 25% 30% Weeks 8 & 12 P e r c e n t i n R e m i s s i o n Placebo (N=77) Tonmya 2.8 mg (N=70) Tonmya 5.6 mg (N=38) # * Remission at Weeks 8 & 12

Primary Outcome (CAPS-5) in Phase 3 (mITT) and ≤9 Years Time Since Trauma Subgroups

15

Phase 3 P301/HONOR Study[1]

Modified intent to treat (mITT) population


Wk 0
Wk 4
Wk 8
Wk 12
Placebo (N=127)
TNX-102 SL 5.6 mg (N=125)
LS Mean (SE) CFB in CAPS-5
0
-2
-4
-6
-8
-10
-12
-14
-16
-18
-20
*

*p=0.019, TNX-102 SL 5.6 mg group v. placebo, using mixed model repeated measures (MMRM) with multiple imputation (MI)

~50% mITT Population

Time Since Trauma (TST) ≤9 yrs


Wk 0
Wk 4
Wk 8
Wk 12
LS Mean (SE) CFB in CAPS-5
0
-2
-4
-6
-8
-10
-12
-14
-16
-18
-20
**
#
*

**p=0.004, *p=0.039, #p=0.069, TNX-102 SL 5.6 mg group v. placebo, using MMRM with MI

[1]Phase 3 P301/HONOR study: stopped in July 2018. Separation on primary endpoint did not cross pre-specified study continuation threshold at Week 12 in the interim analysis at ~50% randomization; no safety or tolerability issues discovered.

© 2019 Tonix Pharmaceuticals Holding Corp.

Sustained Remission in Phase 2 and Phase 3 Studies:
Retrospective Analyses of P201 Entry CAPS-5 =33 and P301 =9 Years Since Trauma Subgroups

16

Remission is a clinical state that is essentially asymptomatic

In order to confirm remission:

- Determined rates of participants who met remission status at *both* Week 8 and Week 12

Rate of remission in =9 years since trauma group in P301 is similar to baseline CAPS-5 = 33 group in P201¹



P201
(Subgroup ≥33 CAPS-5 Baseline)
Placebo
TNX 5.6 mg
Percent in Sustained Remission
25%
20%
15%
10%
5%
0%
5.2%
21.1%
*
Remission (CAPS-5 <11) at Weeks 8 & 12
*P=0.02, Odds Ratio 4.60 (95% CI 1.27, 16.66)



P301
(Subgroup ≤9 Years Since Trauma)
Placebo
TNX 5.6 mg
Percent in Sustained Remission
25%
20%
15%
10%
5%
0%
5.0%
18.0%
*
Remission (CAPS-5<11) at Weeks 8 & 12
*P=0.03, Odds Ratio 4.02 (95% CI 1.06, 15.28)

¹ Majority of P201 participants were = 9 years since trauma and ~80% of P201 participants and all of P301 participants were = 33 CAPS-5 at baseline

© 2019 Tonix Pharmaceuticals Holding Corp.

© 2019 Tonix Pharmaceuticals Holding Corp. 17 Adverse Events (AEs) in P201/AtEase and P301/HONOR Studies No serious or unexpected AEs in P201 or P301 related to Tonmya • Systemic AEs comparable between studies and also consistent with those described in approved oral cyclobenzaprine product labeling • Severity and incidence of oral hypoesthesia (oral numbness) are not dose related and similar in both studies # only adverse events (AEs) are listed that are at a rate of = 5% in any TNX-treated group *no values in a row for either study means the AE in the active group(s) in that study was at a rate of <5%

New Phase 3 P302/RECOVERY Study – Initiated 1Q 2019

18

General study characteristics:

- Randomized, double-blind, placebo-controlled study with baseline CAPS-5[1] = 33 in approximately 30 U.S. sites
- Enrollment restricted to study participants with PTSD who experienced an index trauma = 9 years from the date of screening
- Both civilian and military-related PTSD to be included

Tonmya once-daily at bedtime
5.6 mg (2 x 2.8 mg tablets) *N= 125*

Placebo once-daily at bedtime
N= 125

12 weeks

Primary endpoint:

- CAPS-5[1] mean change from baseline at Week 4 (Tonmya 5.6 mg vs. placebo)

Key Secondary endpoints include:

- CAPS-5 mean change from baseline at Week 12 (Tonmya 5.6 mg vs. placebo)
- Change from baseline Clinical Global Impression – Severity scale
- Change from baseline Sheehan Disability Scale total score

Potential pivotal efficacy study to support NDA approval

[1]CAPS-5 = Clinician-Administered PTSD Scale for DSM-5

© 2019 Tonix Pharmaceuticals Holding Corp.

Fibromyalgia is a Chronic, Debilitating Disorder that Imposes a Significant Societal and Economic Burden

19



40
20
20
mph
0
CHECK
• Pain is a sensor system in the brain similar to a check engine light on a car's dashboard
• When the check engine light malfunctions, the light is on even though the car is not malfunctioning
• Similarly, in fibromyalgia, the pain alarm is turned on even though there has been no peripheral nerve tissue injury

Volkswagen Check Engine [Photograph]. (2011, October 14). Wikipedia

- **Fibromyalgia is considered a neurobiological disorder characterized by[1]: chronic widespread pain, non restorative sleep, fatigue, diminished cognition**
  - Believed to result from inappropriate pain signaling in central nervous system in the absence of peripheral injury[1]
- **Causes significant impairment in all areas of life[2]**
  - Lower levels of health-related quality of life – reduced daily functioning
  - Interference with work (loss of productivity, disability)
- **Inflicts substantial strain on the healthcare system**
  - Average patient has 20 physician office visits per year[3]

[1] Phillips K & Clauw DJ, Best Pract Res Clin Rheumatol 2011; 25: 141.
[2] Schaefer et al., Pain Pract, 2015.
[3] Robinson et al, Pain Medicine 2013; 14: 1400.

© 2019 Tonix Pharmaceuticals Holding Corp.

Large Need for New Fibromyalgia Therapies that Provide Broad Symptom Improvement with Better Tolerability

20

- **Currently-approved medications may have side effects that limit long-term use[1]**
  - Many patients skip doses or discontinue altogether within months of treatment initiation
- **Medication-related side effects may be similar to fibromyalgia symptoms**
- **High rates of discontinuation, switching and augmentation**
  - Attempt to treat multiple symptoms and/or avoid intolerable side effects
  - Average of 2-3 medications used simultaneously[2]
  - The typical patient has tried six different medications[3]
- **Substantial off-label use of narcotic painkillers and prescription sleep aids[3]**
- **TNX-102 SL is a non-opioid, centrally-acting analgesic that may provide a new therapeutic option for fibromyalgia patients**

[1] Nuesch et al, Ann Rheum Dis 2013;72:955-62.
[2] Robinson RL et al, Pain Medicine 2012;13:1366.
[3] Patient Trends: Fibromyalgia", Decision Resources, 2011.

© 2019 Tonix Pharmaceuticals Holding Corp.

© 2019 Tonix Pharmaceuticals Holding Corp. 21 TNX-1300* for the Treatment of Cocaine Intoxication Recombinant protein that degrades cocaine in the bloodstream 1 • Double-mutant cocaine esterase Phase 2 study completed by Rickett Benckiser (TNX-1300 was formerly RBP-8000) 2 • Volunteer cocaine abusers received cocaine 50 mg i.v.infusion over 10 minutes • TNX-1300 given one minute after completion of cocaine infusion •Rapidly reversed the physiologic effects of cocaine; cocaine plasma exposures dropped by 90% within two minutes •Well tolerated with the most frequently reported adverse events being gastrointestinal disorders (including dry mouth, nausea); nervous systems disorders (including headache, dizziness) and skin and subcutaneous tissue disorders (including hyperhidrosis, dermatitis) *TNX-1300 (T172R/G173Q double-mutant cocaine esterase 200 mg, i.v.solution) is an investigational new biologic and has not been approved for any indication. 1 Gao D et al, Mol Pharmacol. 2009. 75(2):318-23. 2 Nasser AF et al, J Addict Dis.2014;33(4):289-302.

Cocaine Intoxication Is a Growing Problem in the U.S. N a t i o n a l D r u g O v e r d o s e D e a t h s I n v o l v i n g C o c a i n e 0 5000 10000 15000 Cocaine is involved in more emergency department (ED) visits than any other illicit substance 1 Drug overdose deaths involving cocaine have increased dramatically in recent years 2 1. CBHSQ. DAWN 2011. Rockville, MD: SAMHSA; 2013 2. NIDA. Overdose death rates. https://www/drugabuse.gov/related-topics/trends-statistics/overdose-death-rates. Note: Figures are for illustrative purposes R a t e o f E D V i s i t s I n v o l v i n g I l l i c i t D r u g s p e r 1 0 0 , 0 0 0 P e o p l e 0 100 200 21% of all emergency department (ED) visits involve cocaine

Cocaine Intoxication Is the Result of Cocaine’s Activity at Multiple Targets 1. Brim et al. Mol Pharmacol. 2011. Psychosis Seizures Arrythmia Hypertension Hyperthermia The effects of cocaine intoxication include 1 : In addition to dopamine transporters, cocaine also blocks other targets 1 Dopamine transporter Norepinephrine transporter Cardiac sodium channel Cocaine Intoxication Dopamine Norepinephrine Channel function

Pharmacotherapies for Cocaine Intoxication Have Not Been Effective

24

Treatments for opiates not effective for cocaine:

	Cocaine	Opiates
MOA of Toxicity	Complex; mediated by multiple targets with distinct biological functions[1]	Simple; mediated by opioid receptors[2]
Pharmacology	Antagonist[1]	Agonists[2]
Pharmacotherapy	**No FDA-approved medication exists**[1]	Naloxone[2]


Cocaine
Dopamine transporter
Norepinephrine transporter
Cardiac sodium channel


Opiate
Naloxone
Opioid receptor

1. Brim et al. *Mol Pharmacol.* 2011.
2. Melichar et al. *Eur J Pharmacol.* 2003.
3. Narasimhan et al. *Future Medicinal Chemistry.* 2012.

© 2019 Tonix Pharmaceuticals Holding Corp.

© 2019 Tonix Pharmaceuticals Holding Corp. 25 TNX-1300 (Cocaine Esterase or CocE) Is a Fast- acting Cocaine Antidote CocE Rhodococcus bacteria living in the roots of the coca plant use CocE to metabolize cocaine 1 CocE cleaves chemical bonds in cocaine and disintegrates it 800 times faster than the rate that naturally occurs in the human body 1 Cocaine Cocaine is derived from the coca plant 1 1. Narasimhan D et al. Future Med Chem. 2012. Coca plant

TNX-1300 (CocE) Accelerates Recovery From Cocaine Intoxication in Humans

26

TNX-1300 cleaves cocaine in humans and removes it from the blood circulation[1] (N=29)



TNX-1300
is administered
Cocaine + TNX-1300
Cocaine + Placebo
1000
100
10
1
0.1
0.01
0.001
Below limits of
detection for cocaine
0
120
240
Time (minutes)
Cocaine is administered

TNX-1300 accelerates recovery from cocaine intoxication without inducing serious side effects[1]



240
180
120
60
0
Cocaine + TNX-1300
Cocaine + Placebo
Pulse
Rate
Diastolic
Blood Pressure
Systolic
Blood Pressure
Cocaine is administered

1. Nasser A et al. *J Addict Dis*. 2014.

© 2019 Tonix Pharmaceuticals Holding Corp.
Note: Figures are for illustrative purposes

TNX-601 (Tianeptine Oxalate): A Potential Clinical Candidate for PTSD

27

Pre-IND Candidate

Targeting a Condition with Significant Unmet Need

Targeted as a 1st line monotherapy for PTSD: oral formulation for daytime dosing

- ✓ **Leverages expertise in PTSD (clinical and regulatory experience, market analysis, etc.)**
- ✓ **Mechanism of Action (MOA) is different from TNX-102 SL**

- Tianeptine sodium (amorphous), first marketed for depression in France in 1989, is approved as an antidepressant in the EU, Russia, Asia and Latin America; established post-marketing experience
- Identified new oxalate salt with improved pharmaceutical properties ideal for reformulation
- Preliminary human pharmacokinetic and safety data (non-IND study) from selected formulation expected in second half 2019

Patents and patent applications directed to tianeptine

- Issued patent directed to methods of treating cognitive impairment associated with corticosteroid treatment
- Patent application directed to oxalate salt

Clinical evidence for PTSD

- Several studies have shown tianeptine to be active in the treatment of PTSD[1-4]

[1] Franciškovic T, et al. Psychiatr Danub. 2011 Sep;23(3):257-63. PMID: 21963693
[2] Rumyantseva GM and, Stepanov AL. Neurosci Behav Physiol. 2008 Jan;38(1):55-61. PMID: 18097761
[3] Aleksandrovskii IA, et al. Zh Nevrol Psikhiatr Im S S Korsakova. 2005;105(11):24-9. PMID: 16329631 [Russian]
[4] Onder E, et al. Eur Psychiatry. 2006 (3):174-9. PMID: 15964747

© 2019 Tonix Pharmaceuticals Holding Corp.

TNX-801 (Synthesized Live Horsepox Virus): A Smallpox-Preventing Vaccine Candidate

28

Pre-IND Stage

Potential improvement over current biodefense tools against smallpox

- ? Leverages Tonix's government affairs effort
- ? Collaboration with Professor David Evans and Dr. Ryan Noyce at University of Alberta
- ? Demonstrated protective vaccine activity in mice
- ? Patent application on novel vaccine submitted

Regulatory strategy

- We intend to meet with FDA to discuss the most efficient and appropriate investigational plan to support approval, either:
  - ? Application of the "Animal Rule", or
  - ? Conducting an active comparator study using ACAM2000
- Good Manufacturing Practice (GMP) viral production process in development

Targeting a Potential Public Health Issue

Material threat medical countermeasure under 21st Century Cures Act

- Qualifies for **Priority Review Voucher (PRV)** upon licensure*
  - ? **PRVs have no expiration date, are transferrable and have sold for ~$125 M**

*BLA/NDA priority 6-month review is expected.

© 2019 Tonix Pharmaceuticals Holding Corp.

Milestones – Recently Completed and Upcoming

29

☑	November 2018	Received FDA minutes confirming agreement on the design of P302/RECOVERY study
☑	March 2019	Met with FDA to discuss new FM Phase 3 study design using TNX-102 SL 5.6 mg
☑	March 2019	P302/RECOVERY study initiated
☑	April 2019	Received FDA formal minutes with clear guidance and support on new Phase 3 FM study
☑	May 2019	In-licensed TNX-1300, product candidate in Phase 2 development for cocaine intoxication
☐	Second Half 2019	Preliminary human pharmacokinetic and safety data (non-IND study) from selected TNX-601 (tianeptine oxalate) formulation expected
☐	First Half 2020	Topline data from P302/RECOVERY study expected

© 2019 Tonix Pharmaceuticals Holding Corp.

Summary

30

Two Phase 3 Programs in indications affecting millions of Americans

- Tonmya for PTSD: affects 12 million adults in U.S.; currently conducting Phase 3 trial with data expected next year; bedtime treatment
- TNX-102 SL for Fibromyalgia: affects between 5-10 million adults in U.S.; in Phase 3 development

Two Phase 2 Programs in indications for which there is no FDA-approved drug available

- TNX-1300 for Cocaine Intoxication: biologic; ready for Phase 2
- TNX-102 SL for Agitation in Alzheimer's Disease: ready for Phase 2/3

Pipeline products to improve biodefense and leverage PTSD expertise

- TNX-601: tianeptine oxalate in formulation development for daytime treatment of PTSD
- TNX-801: smallpox-preventing vaccine in preclinical development; demonstrated protective vaccine activity in mice; GMP viral production process in development
- TNX-701: oral radioprotection drug in preclinical development; demonstrated radioprotective effect in mice

© 2019 Tonix Pharmaceuticals Holding Corp.

© 2019 Tonix Pharmaceuticals Holding Corp. 31 Thank you! NASDAQ: TNXP